                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Shelbourne Properties II, Inc.
                         ------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
                               ------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    821374105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
 Transaction valuation                               Amount of Filing Fee
--------------------------------------------------------------------------------
      $16,643,528                                         $1,531.20
--------------------------------------------------------------------------------


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                  [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: ____________________

                  Form or Registration No.: __________________

                  Filing Party: __________________

                  Date Filed: ____________________

                  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X] third-party tender offer subject to Rule 14d-1.

                  [ ] issuer tender offer subject to Rule 13e-4.

                  [ ] going-private transaction subject to Rule 13e-3.

                  [X] amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                                  TENDER OFFER

                  This Tender Offer Statement on Schedule TO relates to the offer by HX Investors, L.P. (the "Purchaser") to purchase up to 268,444 shares of Common Stock of Shelbourne Properties II, Inc. (the "Company"), at a purchase price equal to $62.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Tender Offer Statement shall also serve as Amendment No. 11 to the Statement of Beneficial Ownership of the Purchaser and Michael L. Ashner with respect to their ownership of the Company.

                  The Company had approximately 894,792 Shares outstanding as of May 13, 2002, according to its quarterly report on Form 10-Q for the quarter ended March 31, 2002. The Purchaser currently beneficially owns an aggregate of 100,750 shares, or approximately 11.26% of the outstanding shares of the Company. The 268,444 shares subject to the offer constitute approximately 30% of the outstanding shares. Accordingly, if all of the shares sought in the Offer are purchased, the Purchaser would beneficially own in the aggregate 369,194 shares, or approximately 42% of the outstanding shares of the Company. Consummation of the offer, if all shares sought are tendered, would require payment by the Purchaser of $16,643,528 in aggregate purchase price, which the Purchaser will pay out of its existing funds.

                  The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO.

             Item 1.  Summary Term Sheet.

             Item 2.  Subject Company Information.

             Item 3.  Identity and Background of Filing Person.

             Item 4.  Terms of the Transaction.

             Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

             Item 6.  Purposes of the Transaction and Plans or Proposals.

             Item 7.  Source and Amount of Funds or Other Consideration.

             Item 8.  Interest in Securities of the Subject Company.

             Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

             Item 10.  Financial Statements.

             Item 11.  Additional Information.



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

             Item 12.  Exhibits

                       (a)(1)     Offer to Purchase dated July 5, 2002*

                       (a)(2)     Letter of Transmittal*

                       (a)(3)     Letter to Stockholders*

                       (a)(4)     Notice of Guaranteed Delivery*

                       (a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                                  Nominees*

                       (a)(6)     Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                                  Companies and Other Nominees*

                       (a)(7)     Guidelines for Certification of Taxpayer Identification Number on
                                  Substitute Form W-9*

                       (b)        Not Applicable

                       (d)(1)     Settlement Agreement and Mutual Release, dated July 1, 2002, among HX
                                  Investors, L.P., Shelbourne Properties I, Inc.,  Shelbourne Properties
                                  II, Inc. and Shelbourne Properties III, Inc.**

                       (d)(2)     Stock Purchase Agreement, dated July 1, 2002, among HX Investors, L.P.,
                                  Exeter Capital Corporation and Shelbourne Properties II, Inc.**

                       (g)        Not Applicable

                       (h)        Not Applicable

                  *        Filed herewith.

                  ** Incorporated by reference to the Purchaser's Schedule TO filed with the Securities and Exchange Commission on July 3, 2002.


             Item 13.  Information Required by Schedule 13E-3.

                       Not Applicable.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                HX INVESTORS, L.P.

                                                /s/ Michael L. Ashner
                                                -------------------------------
                                                Michael L. Ashner
                                                President

Dated:  July 5, 2002







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                                  EXHIBIT INDEX

 Exhibit No.  Description
 -----------  -----------

 (a)(1)       Offer to Purchase dated July 5, 2002*

 (a)(2)       Letter of Transmittal*

 (a)(3)       Letter to Stockholders*

 (a)(4)       Notice of Guaranteed Delivery*

 (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

 (a)(6) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

 (b)          Not Applicable

 (d)(1) Settlement Agreement and Mutual Release, dated July 1, 2002, among HX Investors, L.P., Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc.**

 (d)(2) Stock Purchase Agreement, dated July 1, 2002, among HX Investors, L.P., Exeter Capital Corporation and Shelbourne Properties II, Inc.**

 (g)          Not Applicable

 (h)          Not Applicable

--------------------------------

*  Filed herewith.

** Incorporated by reference to the Purchaser's Schedule TO filed with the Securities and Exchange Commission on July 3, 2002.



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